Exhibit 99.3

22 May 2014

James Hardie Industries plc Results for the 4th Quarter and Full Year Ended 31 March 2014
	Three Months and Full Year Ended 31 March
US GAAP - US$ Millions	Q4 FY14	Q4 FY13	% Change	FY14	FY13	% Change

Net Sales
USA and Europe Fibre Cement	$288.2	$236.8	22	$1,127.6	$951.4	19
Asia Pacific Fibre Cement	88.2	90.0	(2)	366.2	369.9	(1)

Total Net Sales	$376.4	$326.8	15	$1,493.8	$1,321.3	13
Cost of goods sold	(250.9)	(225.0)	(12)	(987.4)	(902.0)	(9)
Gross Profit	125.5	101.8	23	506.4	419.3	21
Selling, general and administrative expenses	(61.9)	(58.0)	(7)	(224.4)	(218.6)	(3)
Research & development expenses	(8.0)	(9.4)	15	(33.1)	(37.2)	11
Asset impairments	-	(11.1)		-	(16.9)
Asbestos adjustments	(322.0)	(131.6)		(195.8)	(117.1)	(67)
EBIT	(266.4)	(108.3)		53.1	29.5	80
Net interest (expense) income	(0.4)	0.1		(1.1)	2.4
Other income	1.2	0.6		2.6	1.8	44

Operating (loss) profit before income taxes	(265.6)	(107.6)		54.6	33.7	62
Income tax benefit	78.8	38.1		44.9	11.8

Net operating (loss) profit	$(186.8)	$(69.5)		$99.5	$45.5

(Loss) earnings per share - diluted (US cents)	(42)	(16)		22	10

Volume (mmsf)
USA and Europe Fibre Cement	433.4	379.8	14	1,696.9	1,488.5	14
Asia Pacific Fibre Cement	106.9	96.2	11	417.2	393.7	6

Average net sales price per unit (per msf)
USA and Europe Fibre Cement	US$653	US$610	7	US$652	US$626	4
Asia Pacific Fibre Cement	A$910	A$890	2	A$930	A$901	3

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 17. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability”, “EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability”, “Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability, and tax adjustments”, “Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability, and tax adjustments”, “Operating profit before income taxes excluding asbestos, asset impairments, and New Zealand product liability”, “Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability, and tax adjustments”, “Adjusted EBITDA”, “General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs” and “Selling, general and administrative expenses excluding New Zealand product liability”. Unless otherwise stated, results and comparisons are of the fourth quarter and the full year of the current fiscal year versus the fourth quarter and the full year of the prior fiscal year.

Total Net Sales

Total net sales for the quarter increased 15% compared to the prior corresponding quarter from US$326.8 million to US$376.4 million. For the full year, total net sales increased 13% from US$1,321.3 million to US$1,493.8 million.

For the quarter and full year, net sales in local currencies were favourably impacted by higher sales volumes and higher average net sales prices in both the USA and Europe and the Asia Pacific Fibre Cement segments.

Average Net Sales Price

As previously disclosed, beginning in the second quarter of fiscal year 2014, the company refined its methodology for calculating average net sales price in both the USA and Europe and Asia Pacific Fibre Cement segments to exclude ancillary products that have no impact on fibre cement sales volume, which is measured and reported in million square feet (“mmsf”). As the revenue contribution of these ancillary products has been increasing, the company believes the refined methodology provides an improved disclosure of average net sales price, in line with the company’s primary fibre cement business, which is a key segment performance indicator.

The company has restated average net sales price in the prior corresponding quarters and full year to conform with the current quarter and full year calculation of average net sales price. Readers are referred to the Five Year Financial Summary on the company’s Investor Relations website at http://www.ir.jameshardie.com.au/jh/results_briefings.jsp for the revised comparative average net sales price for the periods FY2010 through FY2014 using this revised methodology.

USA and Europe Fibre Cement

Quarter

Net sales increased 22% from US$236.8 million to US$288.2 million due to higher sales volume and a higher average net sales price. Sales volume increased 14% from 379.8 million square feet in the prior corresponding quarter to 433.4 million square feet. The increase in sales volume was primarily due to increased activity in the new construction market segment, further market penetration, and modest growth in the repair and remodel market segment, relative to the prior corresponding quarter.

The average net sales price increased 7% from US$610 per thousand square feet to US$653 per thousand square feet, reflecting the ongoing execution of the company’s pricing strategies and also the reduction of pricing inefficiencies, when compared to the prior corresponding quarter.

Full Year

Net sales increased 19% from US$951.4 million to US$1,127.6 million due to higher sales volume and a higher average net sales price. Sales volume increased 14% from 1,488.5 million square feet in the prior corresponding period to 1,696.9 million square feet. The increase in sales volume was primarily due to increased activity in the new construction market segment, further market penetration, and modest growth in the repair and remodel market segment, relative to the prior year.

The average net sales price increased 4% from US$626 per thousand square feet to US$652 per thousand square feet, reflecting the ongoing execution of the company’s pricing strategies and also the reduction of pricing inefficiencies, when compared to the prior year.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	2

US Housing Statistics

According to the US Census Bureau, single family housing starts, which are one of the key drivers of the company’s performance, were 133,800 in the March 2014 quarter, 2% below the March 2013 quarter. For the fiscal year ended 31 March 2014, single family housing starts were 615,400, 9% above the prior year. In addition, industry data indicates gains in both single-family and multi-family production.

Asia Pacific Fibre Cement

Quarter

Net sales decreased 2% to US$88.2 million compared with US$90.0 million in the prior corresponding quarter. In Australian dollars, net sales increased 14% due to higher average net sales price and sales volume, relative to the prior corresponding quarter. The increase in Australian dollar net sales during the quarter was unfavourably impacted by a 16% depreciation in the Australian dollar/US dollar average exchange rate, leading to a reduction in US dollar net sales in the fourth quarter of the current fiscal year, relative to the prior corresponding quarter.

The average net sales price increased 2% from A$890 per thousand square feet to A$910 per thousand square feet, primarily reflecting product-specific price increases compared to the prior corresponding quarter.

Full Year

Net sales decreased 1% to US$366.2 million compared with US$369.9 million in the prior year. In Australian dollars, net sales increased 9% due to increased sales volume and a higher average net sales price, relative to the prior year. The increase in Australian dollar net sales during the period was unfavourably impacted by a 10% depreciation in the Australian dollar/US dollar average exchange rate, leading to a reduction in US dollar net sales relative to the prior year.

The average net sales price increased 3% from A$901 per thousand square feet to A$930 per thousand square feet, primarily reflecting product-specific price increases compared to the prior year.

Regional Discussion

In Australian dollars, Asia Pacific net sales increased in both the quarter and full year compared to the prior corresponding periods due to an increase in sales volume, driven by market growth and market penetration, and higher average net sales prices. In Australia, net sales increased primarily due to higher sales volume and a higher average net sales price, however this was constrained by a reduction in repair and remodel market activity during both the quarter and full year, relative to the prior corresponding periods. Additionally, New Zealand sales reflect the continued increase in activity in the New Zealand housing market and a modest average net sales price increase for the full year compared to the prior year.

Australia and New Zealand Housing Statistics

According to the Australian Bureau of Statistics, the total number of dwellings approved for the quarter ended 31 March 2014 were 44,385 or 29% above the prior corresponding quarter. For the fiscal year ended 31 March 2014, the total number of dwellings approved were 186,449 or 21% above the prior year. Further, approvals for detached houses, which are the primary driver of the Asia Pacific business’ sales volume, were 26,013 for the quarter, an increase of 23%, when compared to the prior corresponding quarter. For the fiscal year ended 31 March 2014, approvals for detached houses were 104,394, an increase of 16%, compared to the prior corresponding period.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	3

According to Statistics New Zealand data, consents for dwellings excluding apartments, which are the primary driver of the New Zealand business’ net sales, were 5,001 for the quarter, an increase of 22%, when compared to the prior corresponding quarter. For the fiscal year ended 31 March 2014, consents for dwellings excluding apartments, were 19,768, an increase of 25% compared to the prior period.

Gross Profit

Quarter

Gross profit for the quarter increased 23% from US$101.8 million in the prior corresponding quarter to US$125.5 million. The gross profit margin increased 2.1 percentage points from 31.2% to 33.3%.

USA and Europe Fibre Cement gross profit increased 30% and gross margin increased 2.2 percentage points compared to the prior corresponding quarter. Gross margin was favourably impacted by 3.4 percentage points due to an increase in the average net sales price; partially offset by 1.2 percentage points due to higher production costs. Production costs were unfavourable due to increases in input and idle facility costs; partially offset by economies of scale achieved through a 14% increase in volume. The increase in idle facility costs was primarily a result of the company’s continued efforts to recommence production at the Fontana, California plant.

In US dollars, Asia Pacific Fibre Cement gross profit increased 5% and gross margin increased 2.2 percentage points compared to the prior corresponding quarter. In Australian dollars, gross profit increased 22% and gross margin increased 2.3 percentage points. In Australian dollars, gross margin was favourably impacted by 1.6 percentage points due to lower production costs, 0.6 percentage points due to a favourable product mix and 0.4 percentage points due to higher average net sales price. The production costs were favorable primarily due to economies of scale achieved though an 11% increase in volume; partially offset by higher input costs. The increase in Australian dollar gross profit during the quarter was partially offset by a 16% depreciation in the Australian dollar/US dollar average exchange rate.

At US$1,017 per ton, the average Northern Bleached Softwood Kraft (“NBSK”) pulp price for the quarter was 13% higher than in the prior corresponding quarter.

Full Year

Gross profit for the full year increased 21% from US$419.3 million in the prior year to US$506.4 million. The gross profit margin increased 2.2 percentage points from 31.7% to 33.9%.

USA and Europe Fibre Cement gross profit increased 26% and gross margin increased 2.1 percentage points, compared to the prior year. Gross margin was favourably impacted by 2.5 percentage points due to an increase in the average net sales price; partially offset by an unfavourable 0.4 percentage points due to higher production costs. Production costs were unfavourable due to increases in input and idle facility costs; partially offset by economies of scale achieved through a 14% increase in volume. The increase in idle facility costs was primarily a result of the company’s continued efforts to recommence production at the Fontana, California plant.

In US dollars, Asia Pacific Fibre Cement gross profit for the full year increased 6% and gross margin increased 2.4 percentage points compared to the prior year. In Australian dollars, gross profit increased 18% and gross margin increased 2.4 percentage points. Gross margin was favourably impacted by 1.9 percentage points due to lower production costs and 1.1 percentage points due to a higher average net sales price. The production costs were favorable primarily due to economies of scale achieved through an 6% increase in volume; partially offset by higher input costs. The increase in Australian dollar gross profit during the full year was partially offset by a 10% depreciation in the Australian dollar/US dollar average exchange rate.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	4

For the full year, the average NBSK pulp price was US$971 per ton, an increase of 11% compared to the prior year.

Selling, General and Administrative (“SG&A”) Expenses

Quarter

SG&A expenses increased 7% from US$58.0 million in the prior corresponding quarter to US$61.9 million. The increase in SG&A expenses primarily reflects an increase of US$3.2 million in compensation expenses of the business units, driven by higher company performance-based incentive bonuses and a US$1.1 million increase in legacy New Zealand product liability expenses, partially offset by lower general corporate costs of US$0.9 million.

As a percentage of sales, SG&A expenses decreased from 17.7% in the prior corresponding quarter to 16.4%. Excluding New Zealand product liability, SG&A expenses as a percentage of sales decreased from 17.7% to 16.2% in the current quarter.

SG&A expenses for the quarter included non-claims handling related operating expenses for AICF of US$0.7 million, compared to US$0.5 million in the prior corresponding quarter.

General Corporate Costs

General corporate costs decreased by US$0.9 million to US$11.8 million from US$12.7 million in the prior corresponding quarter. The decrease reflects US$2.1 million of ASIC expenses in the prior corresponding quarter that did not recur in the current year, a US$1.5 million favourable movement in foreign exchange for the quarter compared to the prior corresponding quarter and a US$1.2 million decrease in other administrative expenses; partially offset by an increase of US$3.9 million in compensation expenses primarily due to higher company performance-based incentive bonuses.

Full Year

SG&A expenses increased US$5.8 million from US$218.6 million in the prior year to US$224.4 million. The increase reflects an increase of US$9.7 million in general corporate costs and US$8.5 million in compensation expenses of the business units; partially offset by a decrease of US$11.4 million in the New Zealand product liability expenses. Compensation expenses were driven higher by company performance-based incentive bonuses and higher headcount to enhance organisational capabilities. New Zealand product liability expenses were driven lower by the combined effects of an increased rate of claim-resolution leading to fewer open cases, substantial reductions in the values of new claims received, and fewer new claims being received.

As a percentage of sales, SG&A expenses decreased from 16.5% in the prior year to 15.0%. Excluding New Zealand product liability, SG&A expenses as a percentage of sales decreased from 15.5% in the prior year to 14.9%.

SG&A expenses for the full year included non-claims handling related operating expenses for AICF of US$2.1 million, compared to US$1.7 million in the prior year.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	5

General Corporate Costs

General corporate costs increased US$9.7 million to US$42.7 million from US$33.0 million in the prior year. The increase reflects a US$7.7 million increase in compensation expenses and the net unfavorable impact of US$5.6 million of prior year non-recurring transactions; partially offset by a US$2.1 million decrease in professional fees and a US$1.0 million decrease in other administrative expenses when compared with the prior year. Compensation expenses were driven higher by company performance-based incentive bonuses. The net US$5.6 million prior year impact was a combination of foreign exchange gains of US$5.5 million following the conclusion of RCI’s disputed fiscal year 1999 amended tax assessment with the ATO and the recovery of legal costs of US$2.7 million; partially offset by ASIC expenses of US$2.6 million.

New Zealand Ministry of Education Representative Action

On 16 April 2013, the New Zealand Ministry of Education and other related plaintiffs (the “MOE”) initiated a ‘representative action’ in the New Zealand High Court against four building material manufacturers, including two of our New Zealand subsidiaries, in relation to several thousand New Zealand school buildings. On 23 December 2013, our New Zealand subsidiaries finalised a commercial settlement with the MOE in relation to these claims, the specific details of which the parties agreed to keep confidential. The settlement did not have a material adverse effect on our financial position, results of operations, or cash flows.

Readers are referred to Note 13 of the company’s 31 March 2014 Consolidated Financial Statements for further information on the New Zealand Ministry of Education Representative Action.

Research and Development Expenses

Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development (“R&D”) segment rather than attributed to individual business units. These costs were 2% lower for the quarter at US$5.9 million, compared to US$6.0 million in the prior corresponding quarter. For the full year, these costs decreased 6% from US$23.6 million in the prior year to US$22.2 million.

Other R&D costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 38% lower for the quarter at US$2.1 million, compared to US$3.4 million in the prior corresponding quarter and 20% lower for the full year at US$10.9 million, compared to US$13.6 million in the prior year.

The research and development segment also included selling, general and administrative expenses of US$0.6 million and US$0.9 million for the three months ended 31 March 2014 and 2013. The research and development segment included selling, general and administrative expenses of US$2.2 million and US$2.4 million for the fiscal years ended 31 March 2014 and 2013, respectively.

The decrease in R&D expenses during the quarter and full year primarily resulted from the completion of certain projects that were ongoing in the prior corresponding quarter and full year, partially offset by higher R&D headcount and related expenses due to the opening of an R&D facility in Chicago, Illinois in the prior year.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	6

Asbestos Adjustments

The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (“AFFA”).

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore, the reported value of these asbestos-related assets and liabilities in the company’s Consolidated Balance Sheet in US dollars is subject to adjustment, with a corresponding effect on the company’s Consolidated Statement of Operations and Comprehensive Income, depending on movements in the closing exchange rate between the two currencies at each balance sheet date.

Based on KPMG Actuarial’s assumptions for the fiscal year ended 31 March 2014, KPMG Actuarial arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company has recognised the asbestos liability by reference to (but is not exclusively based upon) the central estimate as undiscounted on the basis that it is the Company’s view that the timing and amounts of such cash flows are not fixed or readily determinable. The Company considered inflation when determining the best estimate under US GAAP. It is the Company’s view that there are material uncertainties in estimating an appropriate rate of inflation over the extended period of the AFFA. The Company views the undiscounted and uninflated central estimate as the best estimate under US GAAP.

The undiscounted and uninflated central estimate net of insurance recoveries, of the asbestos liability increased from A$1.345 billion at 31 March 2013 to A$1.547 billion at 31 March 2014. The increase in the undiscounted and uninflated central estimate of A$202 million is primarily due to an increase in the projected future number of claims for mesothelioma reflecting both higher levels of claims volumes and a change in the incidence pattern for mesothelioma, an increased allowance for large claims for mesothelioma resulting from higher numbers of large claims, lower nil settlement rates being assumed for mesothelioma and lung cancer, partially offset by lower average claims sizes and average defence legal cost assumptions for most disease types.

During the 2014 fiscal year, mesothelioma claims reporting activity has been above actuarial expectations for the second consecutive year. One of the critical assumptions is the estimated peak year of mesothelioma disease claims, which was previously assumed to have occurred in 2010/2011. Potential variation in this estimate has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated period of peak claims reporting for mesothelioma, KPMG Actuarial has determined that if claims reporting does not begin to reduce until after 2018/19, the discounted central estimate could increase by approximately 22% (in addition to the 17% increase that has already been factored into the 31 March 2014 valuation). At 31 March 2014, KPMG Actuarial has formed the view that the higher claims reporting assumed in the short and medium term is not necessarily indicative of longer term impacts, as at this stage it is too early to form such a conclusion on the basis of one year’s experience.

For the quarter, the Australian dollar spot exchange rate against the US dollar appreciated 3% to US$0.92 at 31 March 2014 compared to 31 December 2013. For the full year, the Australian dollar spot exchange rate against the US dollar depreciated 12% to US$0.92 at 31 March 2014 compared to 31 March 2013.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	7

The company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2014. The asbestos adjustments for the three months and full years ended 31 March 2014 and 2013 are as follows:

US$ Millions	Three Months and Full Year Ended 31 March

	Q4 FY14	Q4 FY13	FY14	FY13

Change in actuarial estimates	$(308.2)	$(129.2)	$ (308.2)	$ (129.2)
Recovery of insurance receivables	10.2	-	15.2	11.9
Effect of foreign exchange rate movements	(24.0)	(2.4)	97.2	0.2
Asbestos adjustments	$(322.0)	$(131.6)	$ (195.8)	$ (117.1)

Readers are referred to Note 11 of the company’s 31 March 2014 Consolidated Financial Statements for further information on the asbestos adjustments.

Claims Data

For the quarter ended 31 March 2014, there were 132 claims received, a decrease from 141 claims received in the prior corresponding quarter and lower than actuarial expectations of 135 new claims. For the full year, there were 608 claims received, an increase from 542 claims received in the prior year and higher than actuarial expectations of 540 new claims.

There were 193 claims settled in the quarter ended 31 March 2014 compared to 103 claims settled during the quarter ended 31 March 2013. The 193 claims settled during the current quarter were higher than actuarial expectations of 136 claims settled for the quarter ended 31 March 2014. There were 604 claims settled in the fiscal year ended 31 March 2014 compared to 519 claims settled during the fiscal year ended 31 March 2013. The 604 claims settled during the fiscal year ended 31 March 2014 were above actuarial expectations of 544 claims settled.

The average claim settlement of A$253,000 for the full year ended 31 March 2014 was A$22,000 higher than the average claim settlement for the corresponding period last year. The increase in average claims settlement is largely attributable to mesothelioma claims, which are more costly to settle and represented a larger proportion of total claims than in the prior year. Further, a number of these mesothelioma claims were large claims received earlier in the year, which settled for more than A$1.0 million per claim. Excluding these large claim settlements, average claim sizes for mesothelioma were slightly below actuarial expectations for the full year ended 31 March 2014, with the average cost of settling non-mesothelioma claims being in line with, or below, actuarial expectations for the full year ended 31 March 2014.

Asbestos claims paid totalled A$35.8 million and A$140.4 million for the quarter and full year ended 31 March 2014, respectively, compared to A$23.3 million and A$121.3 million, respectively, during the prior corresponding periods. Asbestos claims paid during the quarter were higher than the actuarial expectation of A$32.8 million. Asbestos claims paid during the full year were higher than the actuarial expectation of A$131.4 million, primarily due to a number of large mesothelioma claims that settled for more than A$1.0 million per claim.

All figures provided in this Claims Data section are gross of insurance and other recoveries. Readers are referred to Note 11 of the company’s 31 March 2014 Consolidated Financial Statements for further information on asbestos adjustments.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	8

AICF Loan Facility

On 25 March 2014, AICF drew down A$25.3 million under the secured standby loan facility and related agreements (the “Facility”) with the State of New South Wales, Australia. This is an additional draw down to the A$25.3 million drawn on 13 December, 2013. AICF had an outstanding balance on the Facility of A$50.6 million (being US$47.0 million, based on the exchange rate at 31 March 2014) reflected on the consolidated balance sheet within Current portion of long-term debt – Asbestos at 31 March 2014.

Because the Company consolidates AICF due to the Company’s pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA, any drawings, repayments or payments of accrued interest by AICF under the Facility impact the Company’s consolidated financial position, results of operations and cash flows.

Any drawings, repayments, or payments of accrued interest under the Facility by AICF do not impact the Company’s free cash flow, as defined in the AFFA, on which annual contributions remitted by the Company to AICF are based. James Hardie Industries plc and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.

Readers are referred to Note 11 of the company’s 31 March 2014 Consolidated Financial Statements for further information on the AICF loan facility.

EBIT

EBIT for the quarter ended 31 March 2014 decreased from a loss of US$108.3 million in the prior corresponding quarter to a loss of US$266.4 million. EBIT for the quarter included net unfavourable asbestos adjustments of US$322.0 million, New Zealand product liability expense of US$1.1 million and AICF SG&A expenses of US$0.7 million. For the prior corresponding quarter, EBIT included unfavourable asbestos adjustments of US$131.6 million, asset impairments of US$11.1 million, AICF SG&A expenses of US$0.5 million and ASIC expenses of US$2.1 million, as shown in the table below.

EBIT for the full year increased from US$29.5 million in the prior year to US$53.1 million. EBIT for the full year included unfavourable asbestos adjustments of US$195.8 million, AICF SG&A expenses of US$2.1 million and New Zealand product liability expense of US$1.8 million. For the prior year, EBIT included net unfavourable asbestos adjustments of US$117.1 million, asset impairments of US$16.9 million, unfavourable New Zealand product liability expense of US$13.2 million, ASIC expenses of US$2.6 million, and AICF SG&A expenses of US$1.7 million, as shown in the table below.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	9

EBIT - US$ Millions	Three Months and Full Year Ended 31 March

	Q4 FY14	Q4 FY13	% Change	FY14	FY13	% Change

USA and Europe Fibre Cement excluding asset impairments	$57.2	$37.8	51	$237.0	$162.5	46
Asia Pacific Fibre Cement excluding New Zealand product liability	18.4	16.7	10	82.9	74.9	11
Research & Development	(6.4)	(6.9)	(7)	(24.4)	(26.0)	(6)
Asset impairments	-	(11.1)		-	(16.9)
New Zealand product liability expenses	(1.1)	-		(1.8)	(13.2)	(86)
General Corporate:
General corporate costs	(11.8)	(12.7)	(7)	(42.7)	(33.0)	29
Asbestos adjustments	(322.0)	(131.6)		(195.8)	(117.1)	(67)
AICF SG&A expenses	(0.7)	(0.5)	(40)	(2.1)	(1.7)	(24)

EBIT	(266.4)	(108.3)		53.1	29.5	80

Excluding:

Asbestos:
Asbestos adjustments	322.0	131.6		195.8	117.1	67
AICF SG&A expenses	0.7	0.5	40	2.1	1.7	24
Asset impairments	-	11.1		-	16.9
ASIC expenses	-	2.1		-	2.6
New Zealand product liability expenses	1.1	-		1.8	13.2	(86)

EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability	$57.4	$37.0	55	$252.8	$181.0	40

Net sales	$376.4	$326.8	15	$1,493.8	$1,321.3	13

EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability	15.3%	11.3%		16.9%	13.7%

USA and Europe Fibre Cement EBIT

USA and Europe Fibre Cement EBIT excluding asset impairments for the quarter increased 51% from US$37.8 million in the prior corresponding quarter to US$57.2 million. EBIT margin excluding asset impairments for the quarter was 3.8 percentage points higher at 19.8%.

For the full year, USA and Europe Fibre Cement EBIT excluding asset impairments increased 46% from US$162.5 million in the prior year to US$237.0 million. For the full year, EBIT margin excluding asset impairments was 3.9 percentage points higher at 21.0%.

For both the quarter and the full year, USA and Europe Fibre Cement EBIT was favourably impacted primarily by higher volume, and a higher average net sales price; partially offset by higher production costs and SG&A expenses.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	10

Asia Pacific Fibre Cement EBIT

For the quarter, Asia Pacific Fibre Cement EBIT excluding New Zealand product liability increased 10% from US$16.7 million in the prior corresponding quarter to US$18.4 million. In Australian dollars, Asia Pacific Fibre Cement EBIT excluding New Zealand product liability for the quarter increased 28% due to an increase in the Australian dollar average net sales price, and a decrease in production costs. The decrease in production costs were driven by economies of scale achieved through an 11% increase in volume. The increase in Asia Pacific Fibre Cement EBIT excluding New Zealand product liability during the quarter was partially offset by a 16% depreciation in the Australian dollar/US dollar average exchange rate in the fourth quarter of the current year, compared to the fourth quarter of the prior year. EBIT margin excluding New Zealand product liability was 2.3 percentage points higher at 20.9%.

Asia Pacific Fibre Cement EBIT including New Zealand product liability in the current quarter increased from US$16.7 million in the prior corresponding quarter to US$17.3 million. EBIT margin including New Zealand product liability was 1.0 percentage points higher at 19.6%.

For the full year, Asia Pacific Fibre Cement EBIT excluding New Zealand product liability increased 11% from US$74.9 million to US$82.9 million. In Australian dollars, Asia Pacific Fibre Cement EBIT excluding New Zealand product liability increased 21% compared to the prior year, due to an increase in the Australian dollar average net sales price, and a decrease in production costs driven lower by economies of scale achieved through a 6% increase in volume compared to the prior year. The increase in Australian dollar EBIT excluding New Zealand product liability during the full year was partially offset by the 10% depreciation in the Australian dollar/US dollar average exchange rate. EBIT margin excluding New Zealand product liability was 2.3 percentage points higher for the full year at 22.6%.

Asia Pacific Fibre Cement EBIT including New Zealand product liability increased from US$61.7 million in the prior year to US$81.1 million. EBIT margin including New Zealand product liability was 5.4 percentage points higher at 22.1%.

Net Interest (Expense) Income

Net interest (expense) income moved from income of US$0.1 million in the prior corresponding quarter to expense of US$0.4 million in the current quarter. Net interest expense for the quarter included AICF interest income of US$0.5 million offset by credit facility fees of US$0.9 million. Net interest income for the quarter ended 31 March 2013 included AICF interest income of US$1.4 million and other interest income of US$0.2 million, partially offset by interest and borrowing costs relating to the company’s external credit facilities of US$0.9 million and a realised loss of US$0.6 million on interest rate swaps.

For the full year, net interest (expense) income moved from income of US$2.4 million in the prior year to net interest expense of US$1.1 million. Net interest expense for the year included AICF interest income of US$2.9 million and other interest income of US$0.5 million, offset by credit facility fees of US$3.9 million and a realised loss of US$0.6 million on interest rate swaps. Net interest income for the full year ended 31 March 2013 included AICF interest income of US$7.0 million and other interest income of US$0.9 million, partially offset by interest and borrowing costs relating to the company’s external credit facilities of US$3.4 million and a realised loss of US$2.1 million on interest rate swaps.

Other Income

For the quarter, other income increased to US$1.2 million compared to US$0.6 million in the prior corresponding quarter. For the full year, other income increased from US$1.8 million in the prior year to US$2.6 million in the current year.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	11

Income Tax

Quarter

The company’s effective tax rate was a benefit of 29.7% for the quarter compared to a benefit of 35.4% in the prior corresponding quarter. During the current and prior corresponding quarter, the effective tax rate was impacted by unfavourable asbestos adjustments of US$322.0 million and US$131.6 million, respectively.

The company recorded net favourable asbestos-related and New Zealand product liability tax adjustments of US$91.2 million for the quarter, compared to net favourable adjustments of US$43.7 million for the prior corresponding quarter.

For the quarter, asbestos-related and other tax adjustments included tax expense for New Zealand product liability, as discussed above. In the prior corresponding quarter, tax adjustments included net tax benefits for the New Zealand product liability and asset impairments.

Income tax expense excluding asbestos-related and other tax adjustments for the quarter increased from US$5.6 million in the prior corresponding quarter to US$12.4 million due to higher taxable earnings. The effective tax rate excluding asbestos, asset impairments, New Zealand liability, and other tax adjustments increased from 16.4% to 21.5%.

Full Year

The company’s income tax rate was a benefit of 82.2% for the full year compared to an income tax benefit rate of 35.0% in the prior year. During the full year, the effective tax rate was impacted by an unfavourable asbestos adjustment of US$195.8 million when compared to an unfavourable asbestos adjustment of US$117.1 million in the corresponding period. In addition, the effective tax rate for the full year was favourably impacted by a A$17.3 million (US$15.4 million) refund received from the ATO in January 2014, related to RCI’s successful appeal of its disputed amended tax assessment.

The company recorded net favourable asbestos-related and other tax adjustments of US$99.1 million for the full year, compared to net favourable adjustments of US$49.2 million for the prior year.

For the full year, asbestos-related and other tax adjustments included tax benefits for New Zealand product liability as discussed above, additionally, in the prior year, tax adjustments also included net tax benefits for asset impairments.

Income tax expense excluding asbestos-related and other tax adjustments for the full year increased from US$37.4 million in the prior year to US$54.2 million. The effective tax rate excluding asbestos, asset impairments, New Zealand liability, and other tax adjustments increased from 21.3% in the prior year to 21.6%, primarily due to a higher proportion of the company’s earnings being derived in jurisdictions with higher statutory tax rates compared to the prior year.

Net Operating (Loss) Profit

Net operating loss for the quarter was a US$186.8 million, compared to a net operating loss of US$69.5 million for the prior corresponding quarter. Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments increased from US$30.7 million in the prior corresponding quarter to US$45.3 million in the current quarter, as shown in the table below.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	12

For the full year, net operating profit was US$99.5 million, compared to US$45.5 million for the prior year. Net operating profit excluding asbestos, assets impairments, ASIC expenses, New Zealand product liability and tax adjustments increased to US$197.2 million from US$140.8 million in the prior year, as shown in the table below.

Net Operating Profit - US$ millions	Three Months and Full Year Ended 31 March
	Q4 FY14	Q4 FY13	% Change	FY14	FY13	% Change
Net operating loss	$ (186.8)	$ (69.5)		$ 99.5	$ 45.5

Excluding:
Asbestos:
Asbestos adjustments	322.0	131.6		195.8	117.1	67
AICF SG&A expenses	0.7	0.5	40	2.1	1.7	24
AICF interest income	(0.5)	(1.4)	(64)	(2.9)	(7.0)	(59)
Asset impairments	-	11.1		-	16.9
ASIC expenses	-	2.1		-	2.6
New Zealand product liability expenses	1.1	-		1.8	13.2	(86)

Asbestos and other tax adjustments	(91.2)	(43.7)		(99.1)	(49.2)

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments	$ 45.3	$ 30.7	48	$ 197.2	$ 140.8	40

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments (US cents)	10	7		44	32

Capacity Expansion

The company is proceeding with its previously announced plans to increase the production capacity of the USA and Europe Fibre Cement business. These plans continue to include:

—	a fourth sheet machine and ancillary facilities at the company’s Plant City, Florida location with an approximate investment of US$65.0 million with nominal capacity of 300 mmsf[1]; and
—	a third sheet machine and ancillary facilities at the company’s Cleburne, Texas location with an approximate investment of US$37.0 million with nominal capacity of 200 mmsf[1].

The company expects both the Plant City and Cleburne projects to be commissioned at the end of first half of fiscal 2016.

The company has completed the refurbishment of the Fontana, California location and commenced production in the fourth quarter of fiscal 2014 with a nominal capacity of 250 mmsf1 .

As previously announced during the first quarter of fiscal 2014, the company completed the purchase of the previously-leased land and buildings at the Carole Park, Queensland location. Additionally, in conjunction with the purchase, the company is proceeding with the previously announced capital expenditure and commercial investments to increase the plant’s production capacity at a total estimated cost of approximately A$89.0 million.

1 Nominal capacities are based on production of 5/16” HardieZone 10 product, without regard to actual or anticipated product mix.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	13

Cash Flow

Net operating cash flow increased for the full year from US$109.3 million in the prior year to US$322.8 million in the current year primarily due to the following:

—	higher earnings excluding asbestos adjustments;
—	prior year non-recurring tax payment of US$81.3 million which arose from the favourable conclusion of RCI’s disputed fiscal year 1999 amended tax assessment with the ATO; and
—	a decrease in the company’s contribution to AICF from US$45.4 million in the prior year ended 31 March 2013 to nil in the year ending 31 March 2014.

For the full year, capital expenditure for the purchase of property, plant and equipment increased to US$115.4 million from US$61.1 million in the prior year. The increase in capital expenditure is primarily a result of the purchase of the previously leased land and buildings located at the company’s Carole Park, Queensland location and refurbishment of idled manufacturing assets at the Fontana, California location. In addition, in December 2013, the Company acquired the assets of a US business engaged in the research, development and manufacturing of fibreglass windows.

Dividends paid during the full year ended 31 March 2014 increased to US$199.1 million, reflecting a payment of US45 cents per security, compared to US$188.5 million in the prior corresponding year, reflecting a payment of US43 cents per security.

Shareholder Returns

The following table summarises the dividends declared or paid during the years ended 31 March 2014 and 2013 and the dividends announced today:

(Millions of US dollars)	US Cents/Security	US$ Total Amount	Announcement Date	Record Date	Payment Date
FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	08 August 2014

FY 2014 second half dividend	0.32	142.4	22 May 2014	12 June 2014	08 August 2014

125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014

FY 2014 first half dividend	0.08	35.5	14 November 2013	19 December 2013	28 March 2014

FY 2013 special dividend	0.24	106.1	23 May 2013	28 June 2013	26 July 2013

FY 2013 second half dividend	0.13	57.5	23 May 2013	28 June 2013	26 July 2013

FY 2013 first half dividend	0.05	22.1	15 November 2012	18 December 2012	25 January 2013

FY 2012 second half dividend	0.38	166.4	21 May 2012	29 June 2012	23 July 2012

Share Buyback

The company announced today a new share buyback program to acquire up to 5% of its issued capital within the 12 month period to May 2015. The actual shares that the company may repurchase will be subject to share price levels, consideration of the effect of the share buyback on return on equity, WACC, and capital requirements.

In May 2013, the company announced a share buyback program to acquire up to 5% of its issued capital. During the three months ended 31 March 2014, the company repurchased and cancelled 1,369,061 shares of its common stock, with an aggregate cost of A$19.0 million (US$17.1 million), at an average market price of A$13.85 (US$12.46). For the full year ended 31 March 2014, the Company repurchased and cancelled a total of 1,895,214 shares of its common stock, with an aggregate cost of A$24.5 million (US$22.1 million), at an average market price of A$12.92 (US$11.64).

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	14

Subsequent to 31 March 2014, the Company repurchased an additional 715,000 shares of its common stock, with an aggregate cost of A$9.8 million (US$9.1 million), at an average market price of A$13.69 (US$12.73).

The company will continue to review its capital structure and capital management objectives and expects to accomplish the following in the near term:

—	Continue to invest in R&D and capacity expansion projects required for growth;
—	Provide consistent dividend payments within the payout ratio of 50-70% of net operating profit excluding asbestos; and
—	Continue the share buy back program and consider further payment of special dividends.

Liquidity and Capital Resources

The company’s net cash position increased from US$153.7 million at 31 March 2013 to US$167.5 million at 31 March 2014.

At 31 March 2014, the company had credit facilities totalling US$355.0 million, of which none were drawn. The credit facilities are all uncollateralised and consist of the following:

Description	Effective Interest Rate	Total Facility	Principal Drawn

(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2016	-	$50.0	$-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2016	-	190.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2017	-	40.0	-

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2017	-	75.0	-

Total		$355.0	$-

During the quarter and the full year, the company did not draw down or make repayments on any of its term facilities. The weighted average remaining term of the total credit facilities at 31 March 2014 was 2.4 years.

The company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, credit facilities and other borrowings. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity.

The company expects to invest in significant capital expenditures in the near to medium term for upgrades of plant production capabilities to support capacity expansion plans, equipment upgrades to ensure continued environmental compliance, the implementation of new fibre cement technologies, the refurbishment and re-commissioning of idled production assets and the addition of new production assets.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	15

The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next twelve months based on its existing cash balances, anticipated operating cash flows arising during the year and unutilised committed credit facilities.

On 14 February 2014, US$50.0 million of the Company’s unutilised credit facilities expired. The company added US$150.0 million of facilities subsequent to the year end to replace and augment the expired credit facility. As of 22 May 2014, the average tenure of the US$505.0 million of combined facilities is 3.1 years.

Asbestos Compensation

James Hardie anticipates it will make a contribution of approximately US$113.0 million to AICF on 1 July 2014. This amount represents 35% of the company’s free cash flow for financial year 2014, as defined by the AFFA.

From the time AICF was established in February 2007 through 22 May 2014, the company has contributed approximately A$599.2 million to the fund.

END

Media/Analyst Enquiries:

Sean O’ Sullivan

Vice President Investor and Media Relations

Telephone:	+61 2 8845 3352

Email:	media@jameshardie.com.au

This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Consolidated Financial Statements.

These documents, along with an audio webcast of the Management Presentation on 22 May 2014, are available from the Investor Relations area of the company’s website at www.jameshardie.com

The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

The company filed its annual report on Form 20-F for the year ended 31 March 2013 with the SEC on 27 June 2013.

All holders of the company’s securities may receive, on request, a hard copy of our complete audited Consolidated Financial Statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	16

Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Legacy New Zealand product liability expenses (“New Zealand product liability”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

Financial Measures – US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Consolidated Financial Statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-U.S. GAAP descriptions used by Australian companies.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	17

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on capital employed – EBIT divided by gross capital employed.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	18

Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability – EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q4 FY 2014	Q4 FY 2013	FY 2014	FY 2013

EBIT	$ (266.4)	$ (108.3)	$ 53.1	$ 29.5

Asbestos:
Asbestos adjustments	322.0	131.6	195.8	117.1
AICF SG&A expenses	0.7	0.5	2.1	1.7
Asset impairments	-	11.1	-	16.9
ASIC expenses	-	2.1	-	2.6
New Zealand product liability expenses	1.1	-	1.8	13.2

EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability	57.4	37.0	252.8	181.0

Net sales	$ 376.4	$ 326.8	$ 1,493.8	$ 1,321.3
EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability	15.3%	11.3%	16.9%	13.7%

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments – Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q4 FY 2014	Q4 FY 2013	FY 2014	FY 2013

Net operating (loss) profit	$ (186.8)	$ (69.5)	$ 99.5	$ 45.5
Asbestos:
Asbestos adjustments	322.0	131.6	195.8	117.1
AICF SG&A expenses	0.7	0.5	2.1	1.7
AICF interest income	(0.5)	(1.4)	(2.9)	(7.0)
Asset impairments	-	11.1	-	16.9
ASIC expenses	-	2.1	-	2.6
New Zealand product liability expenses	1.1	-	1.8	13.2
Asbestos and other tax adjustments	(91.2)	(43.7)	(99.1)	(49.2)

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments	$ 45.3	$ 30.7	$ 197.2	$ 140.8

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	19

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments – Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q4 FY 2014	Q4 FY 2013	FY 2014	FY 2013

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments	$ 45.3	$ 30.7	$ 197.2	$ 140.8

Weighted average common shares outstanding - Diluted (millions)	445.8	442.6	444.6	440.6
Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments (US cents)	10	7	44	32

Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability and tax adjustments – Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q4 FY 2014	Q4 FY 2013	FY 2014	FY 2013

Operating (loss) profit before income taxes	$ (265.6)	$ (107.6)	$ 54.6	$ 33.7

Asbestos:
Asbestos adjustments	322.0	131.6	195.8	117.1
AICF SG&A expenses	0.7	0.5	2.1	1.7
AICF interest income	(0.5)	(1.4)	(2.9)	(7.0)
Asset impairments	-	11.1	-	16.9
New Zealand product liability expenses	1.1	-	1.8	13.2

Operating profit before income taxes excluding asbestos, asset impairments and New Zealand product liability	$ 57.7	$ 34.2	$ 251.4	$ 175.6

Income tax benefit	78.8	38.1	44.9	11.8

Asbestos-related and other tax adjustments	(91.2)	(43.7)	(99.1)	(49.2)

Income tax expense excluding tax adjustments	(12.4)	(5.6)	(54.2)	(37.4)

Effective tax rate	29.7%	35.4%	82.2%	35.0%

Effective tax rate excluding asbestos, asset impairments, New Zealand product liability, and tax adjustments	21.5%	16.4%	21.6%	21.3%

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	20

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Q4 FY 2014	Q4 FY 2013	FY 2014	FY 2013

EBIT	$ (266.4)	$ (108.3)	$ 53.1	$ 29.5
Depreciation and amortisation	15.2	13.2	61.4	61.2

Adjusted EBITDA	$ (251.2)	$ (95.1)	$ 114.5	$ 90.7

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs – General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q4 FY 2014	Q4 FY 2013	FY 2014	FY 2013

General corporate costs	$ 11.8	$ 12.7	$ 42.7	$ 33.0

Excluding:
ASIC expenses	-	(2.1)	-	(2.6)
Intercompany foreign exchange gain	-	-	-	5.5
Recovery of RCI legal costs	-	-	-	2.7

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs	$ 11.8	$ 10.6	$ 42.7	$ 38.6

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	21

Selling, general and administrative expenses excluding New Zealand product liability – Selling, general and administrative expenses excluding New Zealand product liability is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q4 FY 2014	Q4 FY 2013	FY 2014	FY 2013

Selling, general and administrative expenses	$ 61.9	$ 58.0	$ 224.4	$ 218.6
Excluding:
New Zealand product liability expenses	(1.1)	-	(1.8)	(13.2)

Selling, general and administrative expenses excluding New Zealand product liability	$ 60.8	$ 58.0	$ 222.6	$ 205.4
Net Sales	$ 376.4	$ 326.8	$ 1,493.8	$ 1,321.3

Selling, general and administrative expenses as a percentage of net sales	16.4%	17.7%	15.0%	16.5%

Selling, general and administrative expenses excluding New Zealand product liability as a percentage of net sales	16.2%	17.7%	14.9%	15.5%

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	22

Supplemental Financial Information

As set forth in Note 11 of the 31 March 2014 Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability. Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance. The following non-GAAP table should be read in conjunction with JHI plc’s Consolidated Financial Statements and related notes contained in the company’s 31 March 2014 Consolidated Financial Statements.

James Hardie Industries plc

Supplementary Financial Information

31 March 2014

(Unaudited)

(US$ Millions)	Total Fibre Cement – Excluding Asbestos Compensation	Asbestos Compensation	As Reported (US GAAP)

Restricted cash and cash equivalents – Asbestos	$-	$60.2	$60.2
Restricted short-term investments – Asbestos	-	0.1	0.1
Insurance receivable – Asbestos[1]	-	226.1	226.1
Workers compensation asset – Asbestos[1]	-	51.9	51.9
Deferred income taxes – Asbestos[1]	-	471.7	471.7

Asbestos liability[1]	$-	$1,706.2	$1,706.2
Workers compensation liability – Asbestos[1]	-	51.9	51.9
Income taxes payable	22.1	(16.7)	5.4

Unfavourable asbestos adjustments	$-	$(195.8)	$(195.8)
Selling, general and administrative expenses	(222.3)	(2.1)	(224.4)
Net interest (expense) income	(4.0)	2.9	(1.1)
Income tax expense	45.2	(0.3)	44.9

1 The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on the company’s Consolidated Balance Sheets.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	23

Forward-Looking Statements

This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

¡	statements about the company’s future performance;
¡	projections of the company’s results of operations or financial condition;
¡	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
¡	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
¡	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
¡	expectations concerning dividend payments and share buy-backs;
¡	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
¡	statements regarding tax liabilities and related audits, reviews and proceedings;
¡

statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;

¡

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

¡	expectations concerning indemnification obligations;
¡	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
¡

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

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statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 27 June 2013, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	24

accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

Management’s Analysis of Results: James Hardie – 4th Quarter and Full year FY14	25